TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996     Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company” or “Teryl”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

FOX CREEK DRILL RESULTS, ALASKA

Additional Soil Auger and Drilling Planned for 2005

For Immediate Release: December 10, 2004, Fairbanks, Alaska – Teryl Resources Corp.  (TSX Venture Exchange: TRC) announces initial drill results from the 2004 exploration drilling at its Fox Creek prospect in the Fairbanks District, Alaska.

The two Fox Creek reverse circulation drill holes were completed in October to test surface sample results that returned 1.36 gpt gold during initial due diligence sampling and a 1995 hole drilled by AMAX Gold that returned 35 feet grading 1.68 grams of gold per tonne (0.049 opt) including a 20 foot section that returned 2.2 grams gold per tonne (0.064 opt).

Hole FC04-01 was terminated at 287 feet after passing through approximately 50 feet of sulfide-bearing granite from surface to 50 feet. Sulfides observed include pyrite and molybdenite. The hole then passed into oxidized quartzite and quartz mica schist from 50 feet to termination depth. Assays from this hole returned gold (values up to 5 feet grading 216 ppb) but did contain anomalous arsenic maximum value of 785 ppm and sporadic anomalous molybdenum (maximum value of 79 ppm) and tungsten (maximum value 2,840 ppm). The highest tungsten and molybdenum values came from the bottom 50 feet of the hole suggesting possible intrusive-related mineralization at depth nearby.

Hole FC04-02 was collared 20 feet northwest of hole FC04-01 and was directed to the northwest to test for subsurface extensions of granitic rocks mapped at surface in this part of the claim block. The hole encountered variably oxidized quartzite and quartz mica schist from surface to approximately 230 feet and then passed into a mixed zone of hornfelsed sediments and granitic intrusives. The hole bottomed at 300 feet in hornfelsed sediments. Significant gold mineralization was encountered in two five-foot intervals: 1,300 ppb gold from 30 to 35 feet and 2,500 ppb gold from 180 to 185 feet. Both gold-bearing intervals were hosted in altered metasediments containing minor quartz veinlets. Elevated gold values were associated with anomalous arsenic (to 5,700 ppm), molybdenum (maximum value of 82 ppm) and tungsten (maximum value 40 ppm).

Combined with soil sampling results from the adjacent West Ridge property (see news release dated November 4, 2004), the Phase 1 Fox Creek drilling results suggest the presence of intrusive related and/or intrusive hosted gold mineralization on the Fox Creek property. Additional soil auger sampling and possible ground geophysics are being planned prior to additional drilling in 2005.

All geochemical samples were analyzed by ALS Chemex for gold via fire assay techniques plus a multi-element suite via ICP methods with four-acid digestion. Blanks submitted with drill samples suggest no unusual or spurious geochemical results. The qualified person responsible for this news release is Curt Freemen, M.Sc. P. Geo.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.